Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 9, 2018, with respect to the consolidated balance sheet of First Business Financial Services, Inc. as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes, incorporated by reference herein.

/s/ KPMG LLP

Chicago, Illinois
May 13, 2019